# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Huntsman Corp, CIK 0001307954
CUSIP: 447011107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10003 Woodloch Forest Drive, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002100119

## Reporting persons
- Vanguard Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,297,265; shared voting power 0; sole dispositive power 8,719,915; shared dispositive power 0; aggregate amount beneficially owned 8,719,915 (4.97% of the class)
  Comment: In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by Vanguard Capital Management LLC and the following affiliates of Vanguard Capital Management LLC or business divisions of such affiliates: Vanguard Asset Management Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisers, LLC and Vanguard Investments Australia Ltd. This Schedule 13G includes securities held by Vanguard funds, or sleeves thereof, over which Vanguard Capital Management LLC exercises dispositive power, in addition to securities held by clients over which the affiliates or business divisions of such affiliates indicated above exercise dispositive and/or voting power. This Schedule 13G does not include securities, if any, beneficially owned by other subsidiaries or affiliates of Vanguard Capital Management LLC, or business divisions of such subsidiaries, whose ownership of securities is disaggregated from that of the reporting business unit in accordance with such release.

## Item 1. Issuer
Name of issuer: Huntsman Corp
Address of issuer's principal executive offices: 10003 Woodloch Forest Drive, The Woodlands, TX, 77380

## Item 2. Person Filing
Name of person filing: Vanguard Capital Management
Address of principal business office or, if none, residence: 100 Vanguard Blvd,, Malvern, PA, 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8719915
Percent of class: 4.97
Sole power to vote or to direct the vote: 1297265
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8719915
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Vanguard Capital Management, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vanguard Capital Management: My Trieu-Gatt, Authorized Signatory, Head of Global Fund Administration (10/30/2026)